Filed by Einride AB

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Legato Merger Corp. III

Commission File No.: 001-41945

The following communication was made available to employees of Einride AB via email on November 12, 2025 in connection with the proposed business combination between Legato Merger Corp. III and Einride AB.

FAQ

What is happening?

●	Einride AB (“Einride” or the “Company”) and Legato Merger Corp. III (“Legato”) announced that they have entered into a definitive agreement for a proposed business combination with the purpose of Einride becoming a listed entity on the NYSE.

●	Upon completion of the proposed transaction, the combined company is expected to become a NYSE-listed public company.

Who is Legato?

●	Legato is a special purpose acquisition company, or “SPAC”. A SPAC is a publicly traded company formed to identify and complete an initial business combination with an existing operating company. Following the completion of such business combination, the combined company then becomes a publicly traded company.

●	Legato’s management team is led by individuals who possess extensive experience of serving on public company boards and a deep understanding of capital markets.

●	More information on Legato can be found here.

How long have you been in negotiations with Legato?

●	More details will be provided in the proxy statement /prospectus relating to the transaction, which will be filed with the Securities and Exchange Commission (“SEC”) in due course.

Can you outline why Einride’s proposed business combination with Legato makes sense now and over the long term?

●	We’re at an inflection point both for the Company and the market:

i.	Einride has, through its work with customers over the past years, accumulated a large growth opportunity through its contracts and Joint Business Plans, and believes now is the time to invest even more into scaling those contracts and relationships.

ii.	The market for autonomous deployments has also experienced strong momentum over the last year, resulting in an opportune time for Einride to further scale with customers. Einride believes that having access to the public markets and a larger capital pool will help us do so.

●	The Company has found an experienced SPAC partner, whose management team has completed nine SPAC initial public offerings and helped companies just like Einride transition to the public markets.

●	Einride is a well-established company, trusted by blue-chip customers globally (including PepsiCo., GE Appliances, and Apotea), across 7 countries.

●	Einride has a zero traffic incidents safety record for its autonomous deployments, and 99.7% on-time performance rate for EV and autonomous deployed vehicles.

●	Einride has a current fleet of approximately 185 electric vehicles, with more than 11 million electric miles driven, and more than 350,000 executed shipments.

Why go through this SPAC transaction instead of a traditional public offering?

●	A SPAC is a publicly traded company formed to identify and complete an initial business combination with an existing operating company. Following the completion of such business combination, the combined company then becomes a publicly traded company. Einride believes this is the best course of action to take as it provides Einride with:

i.	Access to public capital

ii.	A faster and more efficient route to public markets; and

iii.	Strategic support from experienced sponsors and institutional investors

What cost savings come from this deal, if any?

●	The proposed transaction is a strategic and complementary deal for entering the public capital markets

How will I be impacted? What changes should employees expect?

●	From a day-to-day perspective, employees should not expect any changes. Einride will continue to operate as it has historically. However, upon the announcement and until the proposed transaction is closed, there are strict regulations governing publicity and external communications.

●	Please don’t make any public statements about our company or this proposed transaction. This includes sharing non-public operational or financial numbers, making forward-looking statements about our business performance (even with potential clients and friends), or discussing the transaction or our company on social media platforms like Facebook, X, and LinkedIn. If in any doubt as to what is acceptable or not, please refrain from posting, commenting or presenting information that may be sensitive.

●	If anyone asks you about the potential transaction or Company information, please connect them with the right person on the Einride team. Only approved Einride representatives and advisors are allowed to speak officially on behalf of the company.

●	Should you receive any media or investor inquiries, do not respond. Please forward the details of the request to communication@einride.tech. They will handle all inquiries.

●	As an Einride employee, you are likely to possess non-public information and it is important that you do not act on any such non-public information about Einride or the proposed transaction. As a result, you may be prohibited from buying, selling or making recommendations to others to buy or sell securities of Legato or share confidential information about Einride.

●	Specifically, if you have so-called insider information (for example non-public operational or financial numbers), you are considered an “insider”; and trades by your friends and family are subject to heightened scrutiny. Before you transact in the securities of Legato or Einride, you must consult with Einride’s Legal team.

What will happen to my warrants and stock options?

●	Information about our warrant and stock option programs and how they are affected by the proposed transaction can be found here and here.

●	Additionally, as a public company, we may introduce new incentives or equity plans. Any such changes will be communicated clearly and well in advance.

What are the final terms of the deal?

●	The proposed transaction values Einride at a pre-money equity value of $1.8 billion.

●	It is expected to provide approximately $219 million in gross proceeds before accounting for potential redemptions of Legato’s public shares, transaction expenses and any further financing. Additionally, the Company is seeking up to $100 million in PIPE capital[1]

●	As announced previously, the proposed transaction is further supported by $100 million in crossover capital raised by Einride during 2025 from existing and new institutional investors including a global asset management company based on the West Coast of the United States, EQT Ventures and NordicNinja.

●	The existing shareholders of Einride are expected to own approximately 83% of the combined company’s pro-forma equity assuming completion of a potential $100M PIPE investment, and no redemptions of Legato’s public shares.

●	Einride’s existing management team will continue to lead the Company following completion of the proposed transaction.

When is the deal expected to close?

●	The proposed transaction is expected to close in the first half of 2026 subject to approval by the shareholders of both Einride and Legato as well as regulatory approvals.

As a European freight tech company, why did you choose a public listing in the US?

●	The scale, liquidity, and investor base of the U.S exchanges provide a strong platform for long-term growth, and is expected to enable the Company to accelerate its expansion, invest in new technologies, and strengthen its position as a global leader in freight innovation.

Does this mean you’ll move operations/jobs to the US?

●	This proposed transaction is expected to enable Einride to scale deployments of its electric and autonomous freight solutions and to expand operations and job opportunities across North America, Europe, and the Middle East.

[1]	There is no assurance that the PIPE transaction will be completed as no definitive agreements have been executed to date. Further, neither the terms of any investment nor the form of any securities to be issued in the PIPE transaction have been determined. If completed, the final amount raised through the PIPE transaction may be greater than, less than or equal to $100 million.

What will happen to Einride’s current leadership and operations?

●	The current management team of Einride will continue leading the Company. Day-to-day operations, headquarters, and strategic plans will remain unchanged as a result of the proposed transaction.

Will contracts and payment terms remain the same post-transaction?

●	Yes, the proposed transaction will not result in any change of control of Einride. Einride will still be the same legal entity following the public listing as before. The Company will continue to operate with the same leadership, vision, and customer-focused values that have defined us to date.

How will this affect the relationship with customers/suppliers/authorities?

●	The proposed transaction is expected to enable Einride to scale the deployment of its electric and autonomous freight solutions, and provide the Company with greater resources to invest in innovation and to grow with its customers.

●	The proposed transaction will not result in any change of control. Einride will still be the same legal entity following the public listing as before.

What are the next steps in this transaction?

●	The proposed transaction has received unanimous approval from the Boards of Directors of both Legato and Einride. The next steps involve Einride filing a registration statement on form F-4 with the SEC, which will go through an SEC review process.

●	After the SEC review process is complete and the Form F-4 is declared effective by the SEC, Legato will hold a shareholder meeting to approve and complete the proposed transaction.

●	Upon completion of the business combination, which is expected to occur in the first half of 2026, Einride will become a publicly listed company.

Will current SPAC shareholders be able to redeem their shares?

●	Yes. As is customary in SPAC transactions, Legato’ public shareholders will have the right to redeem their shares prior to the completion of the proposed business combination, subject to terms outlined in the proxy statement/prospectus.

Where can I find the official and most up-to-date information regarding the transaction?

●	All official announcements, press releases, and key documents (including SEC filings) will be made available through the Einride Investor Relations website. For internal purposes, this FAQ document will be updated, and major updates will be communicated through official Company channels.

How do I identify and report phishing attempts related to the business combination?

●	We anticipate a significant increase in incoming messages due to this announcement, which also means a rise in phishing attempts. This is an opportune time for such attempts to go unnoticed in the volume of legitimate communications.

●	Be aware that even emails and messages from known partners could be phishing attempts if their systems have been compromised.

●	Remember that phishing attempts are not limited to email and SMS; they are also common on LinkedIn, WhatsApp, and Telegram.

●	Official communications regarding the proposed business combination will never ask you to:

i.	Click on an unexpected link or download an attachment without prior context.

ii.	Provide your login credentials, personal financial information, or employee ID.

iii.	Transfer money or purchase securities immediately.

iv.	Communicate through unofficial channels (e.g., personal email addresses, SMS, or unverified social media accounts).

●	You can find more information on how to spot a phishing email here. If you receive a suspicious email, do not click on any links or reply. Immediately forward it to the internal IT Security team at phishing@einride.tech for verification and reporting.

*  *  *

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of U.S. federal securities laws with respect to the proposed transaction between Einride AB (“Einride” or the “Company”) and Legato Merger Corp. III (“Legato”), including, but not limited to, statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Einride’s or Legato’s expectations with respect to future performance, the addressable market for Einride’s solutions and services, capitalization of Einride after giving effect to the transaction, the percentage of the Company’s shareholders’ ownership interest in the equity of the combined company following the closing of the transaction and Einride’s expected investments in the U.S. market. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and Legato, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the transaction; (2) the outcome of any legal proceedings that may be instituted against Legato, Einride, the combined company or others following the announcement of the transaction and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Legato public shareholders and the inability to complete the business combination due to the failure to obtain approval of the shareholders of Legato, to obtain financing to complete the transaction or to satisfy other conditions to closing; (4) risks related to the scaling of the Company’s business and the timing of expected business milestones; (5) the ability to meet stock exchange listing standards following the consummation of the transaction; (6) the risk that the transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the transaction; (7) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the transaction; (9) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) supply shortages in the materials necessary for the production of Einride’s solutions; (12) negative perceptions or publicity of the Company; (13) risks related to working with third-party manufacturers for key components of Einride’s solutions; (14) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; and (15) the ability of Einride or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by the Company and/or Legato from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this communication are qualified by these cautionary statements. The Company and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor Legato gives any assurance that either the Company or Legato will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Legato or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the transaction, the Company intends to file a registration statement on Form F-4 with the SEC that will include a proxy statement of Legato and a prospectus of the Company. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Legato shareholders as of a record date to be established for voting on the proposed transaction. Legato also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Legato are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Legato through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Legato may be obtained by written request to Legato at Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY 10017.

Participants in the Solicitation

Legato and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Legato’s shareholders in connection with the proposed transaction. Information about Legato’s directors and executive officers and their ownership of Legato’s securities is set forth in Legato’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Legato, Einride or the combined company resulting from the proposed transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.